
June 13, 2022

Rodrigo Brumana
Chief Financial Officer
Poshmark, Inc.
203 Redwood Shores Parkway , 8th Floor
Redwood City, California 94065

> **Re: Poshmark, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 30, 2022**
> **File No. 001-39848**

Dear Mr. Brumana:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Trade & Services